China Cord Blood Corporation Reports Financial Results
for the Second Quarter and First Half of Fiscal 2012

2Q12 Revenue Up 19.1% YOY to RMB98.4 Million
2Q12 Net Income Attributable to Shareholders was RMB23.2 Million
Conference Call to be Held November 29, 2011 at 8:00 am ET

HONG KONG, China, November 28, 2011 -- China Cord Blood Corporation (NYSE: CO) (“CCBC” or the “Company”),  China’s leading provider of cord blood collection, laboratory testing, hematopoietic stem cell processing, and stem cell storage services, today announced its preliminary unaudited financial results for the second quarter and first half of fiscal year 2012 ended September 30, 2011.

Second Quarter of Fiscal 2012 Highlights

•	Revenue for the second quarter of fiscal 2012 increased by 19.1% to RMB98.4 million ($15.4 million) from RMB82.7 million in the prior year period.
•	New subscriber sign-ups and the accumulated subscriber base rose to 13,899 and 212,557, respectively.
•	Gross profit increased by 20.7% to RMB76.7 million ($12.0 million) from RMB63.5 million in the prior year period.
•	Gross margin increased to 77.9% versus 76.8% in the prior year period.
•	Operating income increased by 29.2% to RMB37.7 million ($5.9 million) from RMB29.2 million in the prior year period.
•	Exchange loss of RMB5.0 million ($0.8 million).
•	Net income attributable to shareholders was RMB23.2 million ($3.6 million), compared to RMB22.0 million in the prior year period.

First Half of Fiscal 2012 Highlights

•	Revenue for the first half of fiscal 2012 increased by 20.4% to RMB185.9 million ($29.1 million) from RMB154.4 million in the prior year period.
•	New subscriber sign-ups reached 26,727.
•	Gross profit increased by 22.3% to RMB144.3 million ($22.6 million) from RMB118.0 million in the prior year period.
•	Gross margin was 77.6% compared to 76.4% in the prior year period.
•	Operating income increased by 30.3% to RMB68.5 million ($10.7 million) from RMB52.5 million in the prior year period.
•	Net income attributable to shareholders was RMB63.3 million ($9.9 million) compared to RMB39.6 million in the prior year period.

“Our solid performance in the second quarter demonstrates steady subscriber demand from the Beijing and Guangdong markets, driven by our extensive hospital networks and targeted sales and marketing platforms,” stated Ms. Zheng, Chairperson and Chief Executive Officer of CCBC.  “As we continue to expand and strengthen our subscriber base, we are pleased to see our accumulated subscriber number rise above the 200,000 mark this quarter to attain yet another key corporate milestone.  Such achievement speaks to the effectiveness of our marketing campaigns and our management team’s execution capabilities.  More importantly, we are encouraged by the positive market response and the robust operating cash flow following our processing fee increase introduced in April 2011.  While fiscal year 2012 continues to be a transitional year in light of our new strategy and operational focus, we are pleased to have already added more than 26,000 new subscribers during the first six months of FY2012.  The team and I are confident that CCBC will achieve the target for the current fiscal year.”

Summary – The Second Quarter and First Half Ended September 30, 2010 and 2011

	Three Months Ended			Six Months Ended
	September 30,			September 30,
	2010	2011		2010	2011
(in thousands)	RMB	RMB	USD	RMB	RMB	USD
Revenues	82,682	98,433	15,433	154,378	185,891	29,145
Gross Profit	63,528	76,676	12,022	117,972	144,266	22,619
Operating Income	29,194	37,725	5,915	52,549	68,477	10,735
Net Income Attributable to Shareholders	21,982	23,249	3,644	39,569	63,271	9,919
EPS Attributable to Ordinary Shares – Basic (RMB/USD)	0.33	0.31	0.05	0.59	0.85	0.13

Revenue Breakdown (%)
Processing Fee	79.4%	74.9%		79.3%	74.5%
Storage Fee	20.6%	25.1%		20.7%	25.5%

New Subscribers (persons)	13,932	13,899		26,112	26,727
Total Accumulated Subscribers (persons)	155,424	212,557		155,424	212,557

Second Quarter Fiscal 2012 Financial Results

REVENUES.  Revenues increased by 19.1% to RMB98.4 million ($15.4 million) in the second quarter of fiscal 2012 from RMB82.7 million in the prior year period.  The strong revenue growth was driven by consistent high consumer demand and an expanding subscriber base, coupled with a higher processing fee.

Revenues generated from processing fees increased to RMB73.7 million ($11.6 million) from RMB65.6 million representing a 12.3% increase from the prior year period, attributable to our upward price adjustment in processing fee.

Revenues generated from storage fees increased to RMB24.7 million ($3.9 million) from RMB17.0 million in the prior year period.  Benefiting from a recurring revenue structure, storage fee revenue accounted for 25.1% of the Company’s total revenues as compared to 20.6% from the prior year period.  The accumulated subscriber base rose 36.8% year-over-year to 212,557, driven by consistent strong demand from the Beijing and Guangdong markets.

GROSS PROFIT.  Gross profit for the second quarter increased by 20.7% to RMB76.7 million ($12.0 million) from RMB63.5 million in the prior year period.  Depreciation and amortization expenses for the second quarter were RMB7.1 million ($1.1 million). Gross margin steadily edged up to 77.9% from 76.8% in the prior year period.

OPERATING INCOME.  Operating income for the second quarter increased 29.2% to RMB37.7 million ($5.9 million) from RMB29.2 million in the prior year period,  as a result of economies of scale and successful cost control measures.  Operating margin increased to 38.3% from 35.3% in the prior year period.

Research and Development Expenses.  Research and development expenses were RMB1.9 million ($0.3 million) compared to RMB1.8 million in the prior year period.

Sales and Marketing Expenses.  Sales and marketing expenses increased by 33.3% to RMB15.6 million ($2.4 million) from RMB11.7 million in the prior year period as the Company strengthened its sales force for direct marketing activities as well as other promotional initiatives in the Beijing Municipality and Guangdong Province to further drive demand and deepen market penetration.  Sales and marketing expenses accounted for 15.8% of revenues.

General and Administrative Expenses.  General and administrative expenses were RMB21.4 million ($3.4 million), compared to RMB20.9 million in the prior year period.  General and administrative expenses as a percentage of revenues decreased to 21.8% reflecting effective cost control measures.

OTHER INCOME AND EXPENSES.  For the second quarter of fiscal 2012, other net expenses amounted to RMB2.7 million ($0.4 million) as compared to RMB2.5 million net income in the prior year period.  This primarily reflects a foreign exchange loss of RMB5.0 million ($0.8 million) during the quarter ended September 2011.

NET INCOME ATTRIBUTABLE TO SHAREHOLDERS.  Net income attributable to shareholders for the second quarter of fiscal 2012 was RMB23.2 million ($3.6 million) compared to RMB22.0 million in the prior year period.  Net margin for the second quarter of fiscal 2012 was 23.6%.  Basic and diluted earnings per share for the second quarter of fiscal 2012 were RMB0.31 ($0.05).

LIQUIDITY. As of September 30, 2011, the Company had cash and cash equivalents of RMB635.7 million ($99.7 million) compared to RMB611.4 million as of March 31, 2011.  The Company had bank loan borrowings of RMB45.0 million ($7.1 million) as of September 30, 2011.

First Half Fiscal 2012 Financial Results

For first half of fiscal 2012, total revenue increased 20.4% to RMB185.9 million ($29.1 million) from RMB154.4 million for  the prior year period.  The increase was largely attributable to the increase of the Company's processing fee to RMB5,800 starting in April of this year, and expansion of the accumulated subscriber base to 212,557 subscribers.  Processing fees and storage fees grew 13.3% and 47.7%, respectively.  Gross profit for the first half of fiscal 2012 increased 22.3% to RMB144.3 million ($22.6 million) from RMB118.0 million in the prior year period.  Operating income increased 30.3% to RMB68.5 million ($10.7 million).  Net income attributable to shareholders was RMB63.3 million ($9.9 million).  Basic and diluted earnings per share attributable to ordinary shares were RMB0.85 ($0.13).

Ms. Zheng commented, “We believe our accomplishments are truly remarkable.  Over the last five years, we have grown our accumulated subscriber base from 23,000 to more than 200,000 through development of the Beijing and Guangdong markets.  These two markets together cover an addressable market size of 1.2 million newborns per annum.  When we commence operation in Zhejiang, we will raise our addressable market size by another 500,000 newborns per annum to a total of 1.7 million newborns per annum.  Through compelling growth drivers including the “One-License-per-Region” policy, the Single Child Policy, the fast-growing economy in China and our optimal location within China’s most economically affluent markets, we remain confident in our future growth momentum and the competitive strengths that will drive further growth.  As a demonstration of our commitment to enhancing shareholder value, we also continue to carry out our share repurchase program.  Since April 1, 2011, we have bought back more than $6 million of shares from the open market.  We believe this initiative will increase shareholder value and, more importantly, enable us to reward our long-term shareholders.  Going forward, we will continue to actively improve our cost control measures, deepen market penetration in new and developing markets, expand profit margins, enhance marketing and promotional outreach programs, and enlarge our subscriber base, driving strong growth momentum and maximizing returns for our shareholders.”

Conference Call

The Company will host a conference call at 8:00 a.m. ET on Tuesday, November 29, 2011 to discuss its financial performance and give a brief overview of the Company’s recent developments, followed by a question and answer session.  Interested parties may access the audio webcast through the Company’s IR website at http://ir.chinacordbloodcorp.com.  A replay of the webcast will be accessible two hours after the presentation and available for three weeks at the same URL link above.  Listeners may also access the call by dialing 1-718-354-1231 or 1-866-519-4004 for US callers or +852-2475-0994 for Hong Kong callers, access code: 20456843.

About China Cord Blood Corporation

China Cord Blood Corporation is the first and largest umbilical cord blood banking operator in China in terms of geographical coverage and is the only cord blood banking operator with multiple licenses.  Under current PRC government regulations, only one licensed cord blood banking operator is permitted to operate in each licensed region and only seven licenses have been authorized as of today.  China Cord Blood Corporation provides cord blood collection, laboratory testing, hematopoietic stem cell processing and stem cell storage services.  For more information, please visit our website at http://www.chinacordbloodcorp.com.

Safe Harbor Statement

This press release contains forward-looking statements within the meaning of Section 27A of the Securities Act of 1933, and Section 21E of the Securities Exchange Act of 1934. These statements relate to future events or the Company’s future financial performance. The Company has attempted to identify forward-looking statements by terminology including “anticipates”, “believes”, “expects”, “can”, “continue”, “could”, “estimates”, “intends”, “may”, “plans”, “potential”, “predict”, “should” or “will” or the negative of these terms or other comparable terminology. These statements are only predictions, uncertainties and other factors may cause the Company’s actual results, levels of activity, performance or achievements to be materially different from any future results, levels of activity, performance or achievements expressed or implied by these forward-looking statements. The information in this press release is not intended to project future performance of the Company. Although the Company believes that the expectations reflected in the forward-looking statements are reasonable, the Company does not guarantee future results, levels of activity, performance or achievements. The Company expectations are as of the date this press release is issued, and the Company does not intend to update any of the forward-looking statements after the date this press release is issued to confirm these statements to actual results, unless required by law.

The forward-looking statements included in this press release are subject to risks, uncertainties and assumptions about the Company’s businesses and business environments. These statements reflect the Company’s current views with respect to future events and are not a guarantee of future performance. Actual results of the Company’s operations may differ materially from information contained in the forward-looking statements as a result of risk factors some of which include, among other things: continued compliance with government regulations regarding cord blood banking in the People’s Republic of China, or PRC; changing legislation or regulatory environments in the PRC; the acceptance by subscribers of the Company’s different pricing and payment options and reaction to the introduction of the Company’s premium-quality pricing strategy; demographic trends in the regions of the PRC in which the Company is the exclusive licensed cord blood banking operator; labor and personnel relations; credit risks affecting the Company's revenue and profitability; changes in the healthcare industry, including those which may result in the use of stem cell therapies becoming redundant or obsolete; the Company’s ability to effectively manage its growth, including implementing effective controls and procedures and attracting and retaining key management and personnel; changing interpretations of generally accepted accounting principles; the availability of capital resources, including in the form of capital markets financing opportunities, in light of industry developments affecting issuers that have pursued a “reverse merger” with an operating company based in China,  as well as general economic conditions; and other relevant risks detailed in the Company’s filings with the Securities and Exchange Commission.

This announcement contains translations of certain Renminbi amounts into U.S. dollars at specified rates solely for the convenience of readers. Unless otherwise noted, all translations from Renminbi to U.S. dollars as of and for the periods ending September 30, 2011 were made at the noon buying rate of RMB6.3780 to $1.00 on September 30, 2011 in the City of New York for cable transfers in Renminbi per U.S. dollar as certified for customs purposes by the Federal Reserve Bank of New York. China Cord Blood Corporation makes no representation that the Renminbi or U.S. dollar amounts referred to in this press release could have been or could be converted into U.S. dollars or Renminbi, at any particular rate or at all.

For more information, please contact:

China Cord Blood Corporation
Ms. Joeling Law
Tel: (+852) 3605-8180
Email: ir@chinacordbloodcorp.com

ICR, Inc.
In New York: Ashley Ammon De Simone: 1-646-277-1227
In Beijing: Wen Lei Zheng: +86-10-6583-7510

Exhibit 1

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31 and September 30, 2011

	March 31,	September 30,
	2011	2011
	RMB	RMB	US$
	(in thousands except share data)

ASSETS
Current assets
Cash and cash equivalents	611,387	635,698	99,670
Accounts receivable, less allowance for doubtful accounts
(March 31, 2011: RMB11,850; September 30, 2011: RMB12,097)	77,402	81,144	12,722
Inventories	6,729	10,879	1,706
Prepaid expenses and other receivables	9,982	12,274	1,925
Trading securities	-	332	52
Amounts due from related parties	-	360	56
Income tax recoverable	-	3,979	624
Deferred tax assets	5,373	4,786	750
Total current assets	710,873	749,452	117,505
Property, plant and equipment, net	250,348	243,316	38,149
Non-current prepayments	5,752	8,649	1,356
Non-current accounts receivable, less allowance for doubtful accounts
(March 31, 2011: RMB28,106; September 30, 2011: RMB31,903)	240,952	253,689	39,776
Inventories	31,600	32,808	5,144
Intangible assets, net	134,412	132,102	20,712
Available-for-sale equity securities	52,733	10,681	1,675
Other investments	134,363	164,047	25,721
Deferred tax assets	2,565	3,438	539
Total assets	1,563,598	1,598,182	250,577

LIABILITIES
Current liabilities
Bank loan	45,000	45,000	7,056
Accounts payable	5,046	8,646	1,356
Accrued expenses and other payables	106,731	31,722	4,973
Deferred revenue	82,319	87,152	13,664
Amounts due to related parties	360	-	-
Income tax payable	11,156	8,719	1,367
Total current liabilities	250,612	181,239	28,416
Deferred revenue	162,668	233,872	36,669
Other non-current liabilities	30,036	44,337	6,952
Deferred tax liabilities	26,890	25,672	4,025
Total liabilities	470,206	485,120	76,062

CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED BALANCE SHEETS
As of March 31 and September 30, 2011 – (continued)

	March 31,	September 30,
	2011	2011
	RMB	RMB	US$
	(in thousands except share data)

EQUITY
Shareholders’ equity
Ordinary shares
- US$0.0001 par value, 250,000,000 shares authorized, 75,406,875 shares and 73,638,115 shares issued and outstanding as of March 31, 2011 and
September 30, 2011, respectively	52	50	8
Additional paid-in capital	910,316	873,535	136,961
Accumulated other comprehensive loss	(18,580)	(31,003)	(4,861)
Retained earnings	178,993	242,264	37,983
Total shareholders’ equity	1,070,781	1,084,846	170,091
Noncontrolling interests	22,611	28,216	4,424
Total equity	1,093,392	1,113,062	174,515
Total liabilities and equity	1,563,598	1,598,182	250,577

Exhibit 2

 CHINA CORD BLOOD CORPORATION
UNAUDITED CONDENSED CONSOLIDATED STATEMENTS OF OPERATIONS
For the Three Months and Six Months Ended September 30, 2010 and 2011

	Three months ended September 30,			Six months ended September 30,
	2010	2011		2010	2011
	RMB	RMB	US$	RMB	RMB	US$
	(in thousands except per share)

Revenues	82,682	98,433	15,433	154,378	185,891	29,145
Direct costs	(19,154)	(21,757)	(3,411)	(36,406)	(41,625)	(6,526)
Gross profit	63,528	76,676	12,022	117,972	144,266	22,619
Operating expenses
Research and development	(1,794)	(1,932)	(303)	(3,337)	(3,709)	(582)
Sales and marketing	(11,684)	(15,575)	(2,442)	(21,774)	(28,181)	(4,418)
General and administrative	(20,856)	(21,444)	(3,362)	(40,312)	(43,899)	(6,884)
Total operating expenses	(34,334)	(38,951)	(6,107)	(65,423)	(75,789)	(11,884)
Operating income	29,194	37,725	5,915	52,549	68,477	10,735
Other income/(expense), net
Interest income	1,587	3,312	519	4,038	6,451	1,011
Interest expense	(672)	(1,190)	(187)	(1,278)	(1,650)	(259)
Exchange gain/(loss)	827	(4,956)	(777)	590	(4,860)	(762)
Dividend income	-	-	-	-	7,217	1,132
Others	774	111	17	890	325	51
Total other income/(expense), net	2,516	(2,723)	(428)	4,240	7,483	1,173
Income before income tax	31,710	35,002	5,487	56,789	75,960	11,908
Income tax expense	(8,112)	(9,093)	(1,426)	(14,222)	(7,310)	(1,146)
Net income	23,598	25,909	4,061	42,567	68,650	10,762
Income attributable to noncontrolling
interests	(1,616)	(2,660)	(417)	(2,998)	(5,379)	(843)
Net income attributable to
shareholders	21,982	23,249	3,644	39,569	63,271	9,919

Net income per share:
Attributable to ordinary shares
-Basic	0.33	0.31	0.05	0.59	0.85	0.13
-Diluted	0.33	0.31	0.05	0.58	0.85	0.13